

May 31, 2013

Via E-mail

Art A. Garcia
Executive Vice President and Chief Financial Officer
Ryder System, Inc.
11690 N.W. 105th Street
Miami, Florida 33178

  Re: Ryder System, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2012
     Filed on February 14, 2013
     Form 10-Q for Fiscal Period Ended March 31, 2013
     Filed on April 23, 2013
     File No. 001-04364

Dear Mr. Garcia:

   We have reviewed your response letter dated April 29, 2013 and have the following comments.

   Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 14. Income Taxes, Like Kind Exchange Program, page 77

1. Refer to your response to prior comment 1. You state that you temporarily suspended the like-kind exchange program due in part to the inability to realize incremental cash tax benefits because of the significant net operating loss position for tax purposes you were in. You state that you reinstituted the program effective January 1, 2013 after modifying the administrative procedures associated with the program and that you expect to realize cash tax benefits in future periods. Please address the following for us:

- How you are able to realize tax benefits upon modification of the program when presumably you continue to be in a significant net operating loss position. Tell us the modifications made and features of the program after modification that did not exist before modification that enable realization of the associated tax benefits.
- The expected impact on income tax expense, income taxes payable and the effective tax rate of the program in future periods and when you expect to realize the tax benefits.
- Why there was no disclosure in the Form 10-K that the program was reinstated effective January 1, 2013 when it appears your evaluation of the program was completed in late 2012.

Note 23. Share-Based Compensation Plans, page 88

2. Refer to your response to prior comment 2. You state that you added the following disclosure in the Quarterly Report on Form 10-Q for the period ended March 31, 2013 "Dividends on nonvested stock granted after 2011 are not paid unless the award vests." In conformity with the terms of your incentive compensation plan, please expand this disclosure to state that upon vesting the amount of the dividends paid is equal to the aggregate dividends declared on common shares during the period from the date of grant of the award until the date the shares underlying the award are delivered.

3. You also state in your response to our prior comment 2 that, although permitted under your incentive compensation plan, you have not historically granted dividends on stock options. Please disclose the fact that dividends may be granted on stock options so that investors may be aware that this feature is permitted.

Form 10-Q for the Fiscal Period Ended March 31, 2013

Management's Discussion and Analysis
Financial Resources and Liquidity
Cash Flows, page 33

4. We note that cash provided by operating activities significantly increased by over 33% in the current year period compared to the prior year period. You attributed the increase to reduced working capital needs and improved cash-based earnings. Please expand your disclosure to discuss the working capital needs that were reduced and why and how operating cash was directly impacted in this regard. Also, use of the term "cash-based earnings" may be a reference to an impermissible non-GAAP measure pursuant to Item 10(e) of Regulation S-K. Please explain to us (i) what "cash-based earnings" represents, (ii) how it is derived, (iii) how it truly is reflective of cash, and (iv) how the measure complies with the cited guidance.

Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have any questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief